

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2022

Simon Allen
Chief Executive Officer
McGraw Hill, Inc.
8787 Orion Place
Columbus, Ohio 43240

> **Re: McGraw Hill, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted November 4, 2022**
> **CIK No. 0001951070**

Dear Simon Allen:

　　We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed November 4, 2022

Cover Page

1.　　We note your disclosure on pages 36 and 37 that you will be a "controlled company" after this offering and that you intend to rely on the corporate governance exemptions. Please revise your cover page to disclose that you intend to rely on these exemptions.

Summary, page 1

2.　　Please revise to ensure that the information you include in your summary is balanced. To the extent that you cite competitive strengths in your summary, provide equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans, rather than listing generalized risk factors at the end of this section. In addition, please highlight your significant indebtedness.

3.   We note that the prospectus includes data "[b]ased on a recent third-party survey we conducted." Please clarify whether you commissioned any of the third-party data presented in your registration statement. To the extent that you commissioned any such data, please provide the consent of the third party in accordance with Rule 436.

Risk Factors, page 20

4.   Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks.

Our substantial indebtedness may restrict our ability to react to changes in the economy..., page 31

5.   If material, please expand your discussion of interest rates to specifically identify the impact of rate increases on your operations and how your business has been affected. For example, describe whether increased borrowing costs are expected to impact your business plan or your customers' ability to purchase your products in the future.

Our variable rate indebtedness subjects us to interest rate risk . . . . , page 33

6.   We note that a significant portion of your debt has an interest rate that may be based on LIBOR. Please either disclose the risks associated with the discontinuation of LIBOR or explain to us why you believe the discontinuation of LIBOR is not a material risk to you. Refer to the Staff Statement on LIBOR Transition from December 7, 2021, available on our website.

If we or our selling stockholder sell additional shares of our Common Stock . . . . , page 44

7.   We note your disclosure that "certain of the holders of these shares of Common Stock will have the right . . . to require us to register their shares of Common Stock under the Securities Act, and they will have the right to participate in future registrations of securities by us," together with a cross-reference to the Shares Eligible for Future Sales section. However, that section appears only to describe registration rights granted to Platinum. Please revise to clarify whether additional parties have been granted registration rights and quantify the percentage of shares subject to such rights.

Our amended and restated certificate of incorporation will provide . . . . , page 46

8.   We note that your forum selection provision identifies the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising

under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Note 3 Notes to Unaudited pro forma condensed Combined Statement of Operations
The Acquisition and related financing Transaction Accounting Adjustments, page 61

9. With regard to Adjustment A, you indicate that the amortization of the step-up in value of inventory is recognized based on the amount of inventory that is expected to be sold within two years of the closing of the Acquisition. Please tell us how you determined that it was reasonable to base the amortization on the amount of inventory that is expected to be sold within 2 years. Please note that the amortization of the step-up is typically based on how long it will take to sell the inventory. Please advise or revise, accordingly.

10. With regard to Adjustment C, please revise your disclosure to quantify each component that impacts the adjustment shown on the statement of operations. We note that the adjustment represents the net impact to depreciation expense of two offsetting components.

Results of Operations, page 80

11. We note your discussion of multiple drivers for changes in Revenue by Segment, Cost of Sales, and Operating and Administrative Expenses. Where you describe two or more factors that contributed to a material change in a financial statement line item between periods including offsetting factors, please revise to quantify each material factor that contributed to the overall change in that line item. Refer to Item 303 of Regulation S-K and Section III.D of SEC Release No. 33- 6835.

Consolidated Operating Results for the Years Ended March 31, 2022 (Non-GAAP Combined) and 2021 (Predecessor), page 85

12. We note for the year ended March 31, 2022, you present combined results of operations of the predecessor for the four months ended July 31, 2021 and of the successor for the eight months ended March 31, 2022 in MD&A and in other disclosures throughout the filing. Please provide the following:
   • It is not clear how you determined it is appropriate to combine the results of the predecessor and successor for pre-and post-acquisition periods without reflecting

relevant pro forma adjustments that would be required by Article 11 of Regulation S-X. Please explain why in detail you believe the current presentation is appropriate. Alternatively, you may revise your MD&A to separately discuss the historical results of your predecessor and successor and supplement your discussion of historical results by providing pro forma financial information for fiscal 2022 prepared in accordance with Article 11 of Regulation S-X. In this regard, please explain how the pro forma information is derived, including the nature and impact of pro forma adjustments, in order to facilitate an understanding of the information being presented; and

- Please tell us what consideration you gave to Question 102.10 of the C&DI on Non-GAAP Financial Measures (Updated April 4, 2018) regarding your presentation here and throughout the filing of a full income statement of Non-GAAP measures labelled "Non-GAAP Combined Year Ended March 31, 2022."

Critical Accounting Estimates

Revenue Recognition, page 110

13. You indicate that your contracts with customers often include multiple performance obligations, including gratis performance obligations. Please clarify for us and disclose what "gratis performance obligations" represent and how you determine that your gratis performance obligations represent a promise to provide a distinct good or service under ASC 606. Please also clarify how these obligations affect the allocation of the transaction price.

Goodwill and Indefinite-Lived Intangible Assets, page 112

14. Please expand your disclosures relating to goodwill to provide investors with sufficient information to understand whether there is current uncertainty that an impairment charge could be recognized in the event of a reasonable change in the assumptions and estimates used to estimate fair values. Given that the estimated fair values of your *reporting units* are not substantially in excess of their carrying values, please provide a discussion of the uncertainties associated with the specific key assumptions for each reporting unit, including any potential events and/or circumstances that could have a negative effect on the estimated fair value.

Business, page 118

15. Please disclose the extent of your reliance on third parties to complete essential business functions, including what business functions such third parties complete, and whether, and to what extent, you rely on third parties to supply components of your products.

Our Solutions, page 127

16. Please expand your disclosure throughout this section to describe the processes and methods by which you determine which products to manufacture. In addition, please describe the timetable for developing and implementing new products or revising existing products, including without limitation the timing of new editions.

Government Regulation, page 131

17. Please expand your discussion here to describe the material effects related to the many state regulations with which you interact. In this regard, we note your disclosure on page 21 that "[i]n each adoption decision for each state, we face significant competition and our materials are subject to regulatory approvals," and that "[s]tates may adopt new academic standards or revise existing academic standards, which may require us to significantly invest in the development of new products and/or make extensive modifications to our existing products that are offered for sale in those states."

23. Subsequent Events, page F-109

18. Please revise your disclosure here and on page F-36 to disclose the specific date through which subsequent events have been evaluated and state whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

Schedule II, page F-110

19. We note that you have included "inventory" reserves in your Schedule II. Please remove the information relating to the reserve for inventory obsolescence from this schedule. Please note that amounts recorded in separate accounts to recognize obsolete and slow-moving inventory are not considered reserves for the purpose of this schedule because those amounts in substance represent normal adjustments / impairment of inventory rather than true "reserves". Refer to Rule 12-09 of Regulation S-X, SAB Topic 5.BB and ASC 330-10-35-14.

Exhibits

20. Please file the Achieve3000 Agreement and Plan of Merger referenced on page 56, and the Platinum Securities Purchase Agreement and Corporate Advisory Services Agreement referenced on page 164 as exhibits to your registration statement, or tell us why you are not required to do so. Refer to Item 601(b)(2)(ii) and Item 601(b)(10) of Regulation S-K.

21. Please file your articles of incorporation and by-laws as currently in effect. Refer to Item 601(b)(3) of Regulation S-K.

General

22. Please provide us supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained or intend to retain copies of these communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.

 You may contact Charles Eastman at (202) 551-3794 or Earnest Greene at (202) 551-3733 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Jennifer Angelini at (202) 551-3047 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing